================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9 )*


                            Zhone Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    98950P108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Louis S. Citron, Esq.
                            New Enterprise Associates
                    1119 St. Paul Street, Baltimore, MD 21202
                                 (410) 246-2927
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                February 7, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
================================================================================

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 2 OF 29 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       New Enterprise Associates VIII, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            22,466,121 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        22,466,121 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       22,466,121 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 2 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 3 OF 29 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       New Enterprise Associates 8A, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            22,466,121 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        22,466,121 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       22,466,121 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 3 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 4 OF 29 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       NEA Partners VIII, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            22,466,121 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        22,466,121 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       22,466,121 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 4 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 5 OF 29 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       New Enterprise Associates 9, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            22,466,121 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        22,466,121 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       22,466,121 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 5 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 6 OF 29 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       NEA Partners 9, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            22,466,121 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        22,466,121 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       22,466,121 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 6 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 7 OF 29 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       New Enterprise Associates 10, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            22,466,121 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        22,466,121 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       22,466,121 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 7 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 8 OF 29 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       NEA Partners 10, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            22,466,121 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        22,466,121 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       22,466,121 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 8 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 9 OF 29 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       New Enterprise Associates, Inc.
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            22,466,121 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        22,466,121 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       22,466,121 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
================================================================================

                               Page 9 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 10 OF 29 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       New Enterprise Associates, LLC
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            22,466,121 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        22,466,121 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       22,466,121 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       OO
================================================================================

                               Page 10 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 11 OF 29 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Michael James Barrett
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            12,455,285 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        12,455,285 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,455,285 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.3%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 11 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 12 OF 29 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Peter J. Barris
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            22,466,121 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        22,466,121 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       22,561,682 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 12 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 13 OF 29 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       C. Richard Kramlich
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        95,561 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            22,466,121 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               95,561 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        22,466,121 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       22,561,682 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.1%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 13 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 14 OF 29 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Charles W. Newhall III
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            22,466,121 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        22,466,121 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       22,466,121 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.07%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 14 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 15 OF 29 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Mark W. Perry
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            22,466,121 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        22,466,121 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       22,466,121 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 15 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 16 OF 29 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Scott D. Sandell
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            12,455,285 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        12,455,285 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,455,285 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.3%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 16 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 17 OF 29 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Eugene A. Trainor III
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            12,455,285 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        12,455,285 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,455,285 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.3%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 17 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 18 OF 29 PAGES
===================                                          ===================

                                  Schedule 13D

Item 1. Security and Issuer.
        -------------------

     This statement relates to the Common Stock, $.001 par value ("Common Stock") of Zhone Technologies, Inc. (the "Issuer") having its principal executive office at 7001 Oakport Street, Oakland, California 94621.

Item 2. Identity and Background.
        -----------------------

     This statement is being filed by:

     (a) New Enterprise Associates VIII, Limited Partnership ("NEA VIII"), New Enterprise Associates 8A, Limited Partnership ("NEA 8A"), New Enterprise Associates 9, Limited Partnership ("NEA 9"); New Enterprise Associates 10, Limited Partnership ("NEA 10") and New Enterprise Associates, Inc. ("NEAI") (f/k/a) NEA Development Corp.) (NEA VIII, NEA 8A, NEA 9, NEA 10 being collectively referred to herein as the "Funds" and, collectively with NEAI, the "Record Holders");

     (b) NEA Partners VIII, Limited Partnership ("NEA Partners VIII"), which is the sole general partner of NEA VIII; NEA Partners 9, Limited Partnership ("NEA Partners 9"), which is the sole general partner of NEA 9; NEA Partners 10, Limited Partnership ("NEA Partners 10"), which is the sole general partner of each of NEA 8A and NEA 10, and New Enterprise Associates, LLC ("NEA LLC"), which is the sole shareholder of NEAI (NEA Partners VIII, NEA Partners 9 and NEA Partners 10 being collectively referred to herein as the "GPLPs" and, together with NEA LLC, the "Control Entities"); and

     (c) Michael James Barrett ("Barrett"), Peter J. Barris ("Barris"), C. Richard Kramlich ("Kramlich"), Charles W. Newhall III ("Newhall"), Mark W. Perry ("Perry"), Scott D. Sandell ("Sandell") and Eugene A. Trainor III ("Trainor" and together with Barrett, Barris, Kramlich, Newhall, Perry and Sandell, the "Managers").

     Barris, Kramlich, Newhall and Perry (the "Senior Managers") are individual general partners of each of NEA Partners VIII, NEA Partners 9 and NEA Partners 10 and are individual members of NEA LLC. The Senior Managers, Barrett, Sandell and Trainor are individual general partners of NEA Partners 10.

     The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

     The address of the principal business office of each Record Holder, each Control Entity, Newhall and Trainor is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Kramlich, Perry and Sandell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris and Barrett is New Enterprise Associates, 5425 Wisconsin Ave., Suite 850, Chevy Chase, MD 20815.

     The principal business of each Fund is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEAI is to provide services to the GPLPs, the Funds and their affiliates. The principal business of NEA Partners VIII is to act as the sole general partner of NEA VIII. The principal business of NEA Partners 9 is to act as the sole general partner of NEA 9. The principal business of NEA Partners 10 is to act as the sole general partner of NEA 8A and NEA 10. The principal business of NEA LLC is to act as the sole shareholder of NEAI. The principal business of each of the Managers is to manage the Control Entities, the Funds and a number of affiliated partnerships with similar businesses.

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 19 OF 29 PAGES
===================                                          ===================

     During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each Fund and each GPLP is a limited partnership organized under the laws of the State of Delaware. NEA LLC is a limited liability company organized under the laws of the State of Delaware. NEAI is a corporation organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

On August 24, 2007, NEA 10 purchased an additional 1,245 shares of Common Stock at a price of $1.20 per share; NEA 9 purchased an additional 1,245 shares of Common Stock at a price of $1.20 per share.

On August 27, 2007, NEA 10 purchased an additional 58,474 shares of Common Stock at a price of $1.19 per share; NEA 9 purchased an additional 58,475 shares of Common Stock at a price of $1.19 per share.

On August 28, 2007, NEA 10 purchased an additional 68,246 shares of Common Stock at a price of $1.20 per share; NEA 9 purchased an additional 68,245 shares of Common Stock at a price of $1.20 per share.

On August 29, 2007, NEA 10 purchased an additional 108,950 shares of Common Stock at a price of $1.19 per share; NEA 9 purchased an additional 108,950 shares of Common Stock at a price of $1.19 per share.

On September 7, 2007, NEA 10 purchased an additional 450 shares of Common Stock at a price of $1.20 per share; NEA 9 purchased an additional 450 shares of Common Stock at a price of $1.20 per share.

On September 10, 2007, NEA 10 purchased an additional 34,426 shares of Common Stock at a price of $1.20 per share; NEA 9 purchased an additional 34,427 shares of Common Stock at a price of $1.20 per share.

On September 11, 2007, NEA 10 purchased an additional 1,253 shares of Common Stock at a price of $1.20 per share; NEA 9 purchased an additional 1,252 shares of Common Stock at a price of $1.20 per share.

On September 12, 2007, NEA 10 purchased an additional 200 shares of Common Stock at a price of $1.20 per share; NEA 9 purchased an additional 200 shares of Common Stock at a price of $1.20 per share.

On September 13, 2007, NEA 10 purchased an additional 15,359 shares of Common Stock at a price of $1.20 per share; NEA 9 purchased an additional 15,360 shares of Common Stock at a price of $1.20 per share.

On September 14, 2007, NEA 10 purchased an additional 1,348 shares of Common Stock at a price of $1.20 per share; NEA 9 purchased an additional 1,348 shares of Common Stock at a price of $1.20 per share.

On November 9, 2007, NEA 10 purchased an additional 7,692 shares of Common Stock at a price of $1.24 per share; NEA 9 purchased an additional 7,692 shares of Common Stock at a price of $1.24 per share.

On November 12, 2007, NEA 10 purchased an additional 10,327 shares of Common Stock at a price of $1.25 per share; NEA 9 purchased an additional 10,327 shares of Common Stock at a price of $1.25 per share.

On November 13, 2007, NEA 10 purchased an additional 5,680 shares of Common Stock at a price of $1.25 per share; NEA 9 purchased an additional 5,680 shares of Common Stock at a price of $1.25 per share.

On November 14, 2007, NEA 10 purchased an additional 17,962 shares of Common Stock at a price of $1.25 per share; NEA 9 purchased an additional 17,962 shares of Common Stock at a price of $1.25 per share.

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 20 OF 29 PAGES
===================                                          ===================

On November 15, 2007, NEA 10 purchased an additional 39,725 shares of Common Stock at a price of $1.25 per share; NEA 9 purchased an additional 39,725 shares of Common Stock at a price of $1.25 per share.

On November 16, 2007, NEA 10 purchased an additional 91,500 shares of Common Stock at a price of $1.25 per share; NEA 9 purchased an additional 91,500 shares of Common Stock at a price of $1.25 per share.

On November 19, 2007, NEA 10 purchased an additional 56,450 shares of Common Stock at a price of $1.25 per share; NEA 9 purchased an additional 56,450 shares of Common Stock at a price of $1.25 per share.

On November 20, 2007, NEA 10 purchased an additional 40,650 shares of Common Stock at a price of $1.25 per share; NEA 9 purchased an additional 40,650 shares of Common Stock at a price of $1.25 per share.

On November 21, 2007, NEA 10 purchased an additional 600 shares of Common Stock at a price of $1.25 per share; NEA 9 purchased an additional 600 shares of Common Stock at a price of $1.25 per share.

On November 23, 2007, NEA 10 purchased an additional 33,685 shares of Common Stock at a price of $1.25 per share; NEA 9 purchased an additional 33,685 shares of Common Stock at a price of $1.25 per share.

On November 26, 2007, NEA 10 purchased an additional 54,300 shares of Common Stock at a price of $1.25 per share; NEA 9 purchased an additional 54,300 shares of Common Stock at a price of $1.25 per share.

On November 27, 2007, NEA 10 purchased an additional 5,381 shares of Common Stock at a price of $1.24 per share; NEA 9 purchased an additional 5,381 shares of Common Stock at a price of $1.24 per share.

On December 3, 2007, NEA 10 purchased an additional 7,170 shares of Common Stock at a price of $1.25 per share; NEA 9 purchased an additional 7,170 shares of Common Stock at a price of $1.25 per share.

On December 4, 2007, NEA 10 purchased an additional 1,452 shares of Common Stock at a price of $1.25 per share; NEA 9 purchased an additional 1,452 shares of Common Stock at a price of $1.25 per share.

On February 6, 2007, NEA 10 purchased an additional 60,150 shares of Common Stock at a price of $1.10 per share; NEA 9 purchased an additional 60,150 shares of Common Stock at a price of $1.10 per share.

On February 7, 2007, NEA 10 purchased an additional 42,470 shares of Common Stock at a price of $1.09 per share; NEA 9 purchased an additional 42,470 shares of Common Stock at a price of $1.09 per share.

On February 8, 2007, NEA 10 purchased an additional 58,200 shares of Common Stock at a price of $1.13 per share; NEA 9 purchased an additional 58,200 shares of Common Stock at a price of $1.13 per share.

On February 11, 2007, NEA 10 purchased an additional 55,300 shares of Common Stock at a price of $1.09 per share; NEA 9 purchased an additional 55,300 shares of Common Stock at a price of $1.09 per share.

On February 12, 2007, NEA 10 purchased an additional 57,150 shares of Common Stock at a price of $1.08 per share; NEA 9 purchased an additional 57,150 shares of Common Stock at a price of $1.08 per share.

On February 13, 2007, NEA 10 purchased an additional 57,150 shares of Common Stock at a price of $1.09 per share; NEA 9 purchased an additional 57,150 shares of Common Stock at a price of $1.09 per share.

     No part of the purchase price paid by any of NEA 9 and NEA 10 (together, the "Purchasers") in the above-described transactions was represented by funds or other consideration borrowed or otherwise obtained for the purpose of

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 21 OF 29 PAGES
===================                                          ===================

acquiring, holding, trading or voting the shares. The total amount paid by each Purchaser for shares purchased in the above-described transactions (the "Public Shares") is as follows (exclusive of commissions):

NEA 9:      $ 4,587,113.83
NEA 10:     $ 4,587,113.83

            All the purchases of the Public Shares were made in public transactions. The source of funds for each such purchase was the working capital of the respective Purchaser.

Item 4. Purpose of Transaction.
        ----------------------

     All of the Public Shares were acquired for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, any or all of the Reporting Persons may dispose of or acquire additional shares of the Issuer. Kramlich is a member of the Issuer's board of directors. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

     (a) NEA VIII is the record owner of 1,817,129 shares of Common Stock and a warrant to purchase 13,425 shares of Common Stock exercisable within 60 days, and thus may be deemed to be the beneficial owner of 1,830,554 shares of Common Stock (the "NEA VIII Shares"). NEA 8A is the record owner of 1,294,180 shares of Common Stock and a warrant to purchase 26,849 shares of Common Stock exercisable within 60 days, and thus may be deemed to be the beneficial owner of 1,321,029 shares of Common Stock (the "NEA 8A Shares"). NEA 9 is the record owner of 8,176,758 shares of Common Stock (the "NEA 9 Shares"). NEA 10 is the record owner of 11,091,145 shares of Common Stock and a

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 22 OF 29 PAGES
===================                                          ===================

          warrant to purchase 43,110 shares of Common Stock exercisable within 60 days, and thus may be deemed to be the beneficial owner of 11,134,255 shares of Common Stock (the "NEA 10 Shares"). NEAI is the record owner of an option to purchase 3,525 shares of Common Stock exercisable within 60 days (the "NEAI Shares").

          As the sole general partner of NEA 9, NEA Partners 9 may be deemed to own beneficially the NEA 9 Shares. As the sole general partner of each of NEA 8A and NEA 10, NEA Partners 10 may be deemed to own beneficially the NEA 8A Shares and the NEA 10 Shares. As the sole stockholder of NEAI, NEA LLC may be deemed to own beneficially the NEAI Shares.

          By virtue of their relationship as affiliated entities, whose Control Entities have overlapping individual controlling persons, each of the Record Holders may be deemed to share the power to direct the disposition and vote of the NEA VIII Shares, the NEA 8A Shares, the NEA 9 Shares, the NEA 10 Shares and the NEAI Shares for an aggregate of 22,466,121 shares (the "Firm Shares"). As general partners of the Funds, each of the GPLPs may also be deemed to own beneficially the Firm Shares. As the sole stockholder of NEAI, NEA LLC may also be deemed to own beneficially the Firm Shares.

          As individual general partners of NEA Partners VIII, NEA Partners 9 and NEA Partners 10 and members of NEA LLC, each of the Senior Managers may be deemed to own beneficially all of the Firm Shares.

          As individual general partners of NEA Partners 10, each of Barrett, Sandell and Trainor may be deemed to own beneficially all of the NEA 8A Shares and the NEA 10 Shares.

          Kramlich is the record owner of 12,229 shares of Common Stock (the "Kramlich Shares") and, as a director of the Issuer, has been granted an option to purchase 30,000 shares of Common Stock (the "Option 1 Shares"). The Option 1 Shares vest at a rate of 625 shares per month on the 19th of each month, beginning June 19, 2004; accordingly, 27,500 Option 1 Shares are currently exercisable and, assuming that Kramlich continues to fulfill the conditions set forth in his agreement regarding the Option 1 Shares, shall acquire the right to exercise an additional 1,250 Option 1 Shares within 60 days of the date hereof for a total of 28,750 shares (the "Vested Option 1 Shares"). Kramlich has been granted an option to purchase an additional 30,000 shares of Common Stock (the "Option 2 Shares"). The Option 2 Shares vest at a rate of 625 shares per month on the 12th of each month, beginning June 12, 2005; accordingly, 20,000 Option 2 Shares are currently exercisable and, assuming that Kramlich continues to fulfill the conditions set forth in his agreement regarding the Option 2 Shares, shall acquire the right to exercise an additional 1,250 Option 2 Shares within 60 days of the date hereof for a total of 21,250 shares (the "Vested Option 2 Shares"). Kramlich has been granted an option to purchase an additional 50,000 shares of Common Stock (the "Option 3 Shares"). The Option 3 Shares vest at a rate of 1041.66 shares per month on the 17th of each month, beginning June 17, 2006; accordingly, 20,833 Option 3 Shares are currently exercisable and, assuming that Kramlich continues to fulfill the conditions set forth in his agreement regarding the Option 3 Shares, shall acquire the right to exercise an additional 2,083 Option 3 Shares within 60 days of the date hereof for a total of 22,916 shares (the "Vested Option 3 Shares"). Kramlich was also granted an option to purchase an additional 50,000 shares of Common Stock (the "Option 4 Shares"). The Option 4 Shares vest at a rate of 1041.66 shares per month on the 16th of each month, beginning June 16, 2007; accordingly, 8,333 Option 4 Shares are currently exercisable and, assuming that Kramlich continues to fulfill the conditions set forth in his agreement regarding the Option 4 Shares, shall acquire the right to exercise an additional 2,083 Option 4 Shares within 60 days of the date hereof for a total of 10,416 shares (the "Vested Option 4 Shares").

          Accordingly, as of the date hereof, Kramlich may be deemed to be the beneficial owner of the Kramlich Shares, the Vested Option 1 Shares, the Vested Option 2 Shares, the Vested Option 3 Shares and the Vested Option 4 Shares for a total of an additional 83,332 shares of Common Stock.

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 23 OF 29 PAGES
===================                                          ===================

          Each Reporting Person disclaims beneficial ownership of all shares of Common Stock other than those shares which such person owns of record.

          The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on the 149,850,775 shares of Common Stock reported to be outstanding as of October 31, 2007, as reported on the Issuer's most recent Form 10-Q.

     (b)  Regarding the number of shares as to which such person has:

          (i) sole power to vote or to direct the vote: See line 7 of cover sheets.

          (ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

          (iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

          (iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.

     (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Record Shares beneficially owned by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to
        ----------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

        Not applicable.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

        Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 24 OF 29 PAGES
===================                                          ===================


                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 19, 2008

NEW ENTERPRISE ASSOCIATES VIII, LIMITED PARTNERSHIP

By: NEA PARTNERS VIII, LIMITED PARTNERSHIP


    By:               *
        -----------------------------
        Charles W. Newhall III
        General Partner

NEA PARTNERS VIII, LIMITED PARTNERSHIP


By:               *
    -------------------------------
    Charles W. Newhall III
    General Partner

NEW ENTERPRISE ASSOCIATES 8A, LIMITED PARTNERSHIP

By: NEA PARTNERS 10, LIMITED PARTNERSHIP


    By:               *
        -----------------------------
        Charles W. Newhall III
        General Partner


NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By: NEA PARTNERS 9, LIMITED PARTNERSHIP


    By:               *
        -----------------------------
        Charles W. Newhall III
        General Partner

NEA PARTNERS 9, LIMITED PARTNERSHIP

By:               *
    -------------------------------
    Charles W. Newhall III
    General Partner

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 25 OF 29 PAGES
===================                                          ===================


NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By: NEA PARTNERS 10, LIMITED PARTNERSHIP


    By:               *
        -----------------------------
        Charles W. Newhall III
        General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP


By:               *
    -------------------------------
    Charles W. Newhall III
    General Partner

NEW ENTERPRISE ASSOCIATES, INC.


By:               *
    -------------------------------
    Charles W. Newhall III
    President

NEW ENTERPRISE ASSOCIATES, LLC


By:               *
    -------------------------------
    Charles W. Newhall III
    Member


           *
-----------------------------------
M. James Barrett


           *
-----------------------------------
Peter J. Barris


           *
-----------------------------------
C. Richard Kramlich


           *
-----------------------------------
Charles W. Newhall III


           *
-----------------------------------
Mark W. Perry

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 26 OF 29 PAGES
===================                                          ===================


           *
-----------------------------------
Scott D. Sandell


           *
-----------------------------------
Eugene A. Trainor III



                                     *By: /s/ Louis S. Citron
                                          ----------------------------------
                                          Louis S. Citron as Attorney-in-Fact


This Amendment No. 9 to Schedule 13D was executed by Louis S. Citron pursuant to Powers of Attorney which were filed with the Securities and Exchange Commission on May 11, 2005 in connection with Amendment No. 4 to Schedule 13D of Zhone Technologies, Inc., which Powers of Attorney are incorporated herein by reference.

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 27 OF 29 PAGES
===================                                          ===================


                                                                       EXHIBIT 1
                                                                       ---------

                                    AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Zhone Technologies, Inc.

     EXECUTED as a sealed instrument this 19th day of February, 2008.


NEW ENTERPRISE ASSOCIATES VIII, LIMITED PARTNERSHIP

By: NEA PARTNERS VIII, LIMITED PARTNERSHIP

    By:              *
        -----------------------------
        Charles W. Newhall III
        General Partner


NEA PARTNERS VIII, LIMITED PARTNERSHIP

By:              *
    ----------------------------------
    Charles W. Newhall III
    General Partner


NEW ENTERPRISE ASSOCIATES 8A, LIMITED PARTNERSHIP

By: NEA PARTNERS 10, LIMITED PARTNERSHIP

    By:              *
        ------------------------------
        Charles W. Newhall III
        General Partner


NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By: NEA PARTNERS 9, LIMITED PARTNERSHIP

    By:              *
        -----------------------------
        Charles W. Newhall III
        General Partner

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 28 OF 29 PAGES
===================                                          ===================

NEA PARTNERS 9, LIMITED PARTNERSHIP

By:              *
    ---------------------------------
    Charles W. Newhall III
    General Partner


NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By: NEA PARTNERS 10, LIMITED PARTNERSHIP

    By:
        -----------------------------
        Charles W. Newhall III
        General Partner


NEA PARTNERS 10, LIMITED PARTNERSHIP

By:              *
    ---------------------------------
    Charles W. Newhall III
    General Partner


NEW ENTERPRISE ASSOCIATES, INC.

By:              *
    ---------------------------------
    Charles W. Newhall III
    President


NEW ENTERPRISE ASSOCIATES, LLC

By:              *
    ---------------------------------
    Charles W. Newhall III
    Member


             *
--------------------------------
M. James Barrett


             *
--------------------------------
Peter J. Barris

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 29 OF 29 PAGES
===================                                          ===================

             *
--------------------------------
C. Richard Kramlich


             *
--------------------------------
Charles W. Newhall III


             *
--------------------------------
Mark W. Perry


             *
--------------------------------
Scott D. Sandell


             *
--------------------------------
Eugene A. Trainor III



                                      *By: /s/ Louis S. Citron
                                           ------------------------------------
                                           Louis S. Citron as Attorney-in-Fact


This Agreement to Amendment No. 9 to Schedule 13D was executed by Louis S. Citron pursuant to Powers of Attorney which were filed with the Securities and Exchange Commission on May 11, 2005 in connection with Amendment No. 4 to
Schedule 13D for Zhone Technologies, Inc., which Powers of Attorney are incorporated herein by reference.